Exhibit 12

LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES

HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES

(dollars in millions)

	For the Nine
	Months Ended
	September 30,
	2014	2013
Income (loss) from continuing operations before taxes	$1,564	$1,165
Sub-total of fixed charges	203	207
Sub-total of adjusted income (loss)	1,767	1,372
Interest on annuities and financial products	1,882	1,854
Adjusted income (loss) base	$3,649	$3,226
Fixed Charges
Interest and debt expense	$201	$196
Interest expense (income) related to uncertain tax positions	(8)	1
Portion of rent expense representing interest	10	10
Sub-total of fixed charges excluding interest on
annuities and financial products	203	207
Interest on annuities and financial products	1,882	1,854
Total fixed charges	$2,085	$2,061

Ratio of sub-total of adjusted income (loss) to sub-total
of fixed charges excluding interest on annuities and
financial products	8.70	6.63
Ratio of adjusted income (loss) base to total fixed
charges	1.75	1.57